SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2016

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

29 March 2016

AVIVA PLC ("Aviva")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs")

Aviva announces that:

•     On 29 March 2016, the undernoted PDMRs were granted conditional awards over Aviva plc ordinary shares under the Aviva Annual Bonus Plan 2011 ("ABP") and the Aviva Long Term Incentive Plan 2011 ("LTIP").  The
      ABP awards represent the deferral, for a period of three years, of a percentage of the bonuses paid to PDMRs in respect of 2015.

•    The awards for the PDMRs will vest in 2019 in accordance with the plan rules. LTIP awards for Executive Directors are subject to an additional two year post-vesting holding period and therefore will be delivered in 2021.

•    The LTIP awards are subject to the achievement of performance targets (50% based on absolute Return on Equity and 50% based on relative Total Shareholder Return against a comparator group). These targets will be measured over a three year performance period from 1 January 2016 to 31 December 2018. The amounts shown below represent the maximum possible opportunity.

• Under each of the ABP and LTIP awards, additional shares are awarded at vesting in lieu of dividends on shares that vest.

• The awards were made for nil consideration.

• The price used to calculate the number of ABP and LTIP shares awarded was £4.85.

PDMRs	Number of ABP shares awarded	Number of LTIP shares awarded
Nitinbhai Amin	64,432	206,185
Andy Briggs	92,510	320,972
Kirstine Cooper	46,391	185,567
Angela Darlington	37,237	185,567
David McMillan	60,463	288,659
Euan Munro	156,701	154,639
Tom Stoddard	120,618	313,144
Maurice Tulloch	63,144	309,278
Chris Wei	90,126	288,659
Mark Wilson	245,168	606,185
Jason Windsor	50,721	206,185

This announcement, in relation to transactions in London, United Kingdom, is made pursuant to Disclosure and Transparency Rule 3.1.4. Aviva was notified of the above transactions on 29 March 2016.

Media Enquiries:
Andrew Reid                                                                             +44 (0)207 662 3131
Sarah Swailes                                                                            +44 (0)207 662 6700

Share Award Enquiries:
Elena Petrou, Company Secretarial                                        +44 (0)207 662 1268

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 29 March, 2016
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary